UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-38278

Jianpu Technology Inc.

2F Times Cyber Building, 19 South Haidian Road

Haidian District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Management Change

The board of directors (the “Board”) of Jianpu Technology Inc. (the “Company”) (OTCQB: AIJTY) has approved the resignation of Mr. Caofeng Liu as a director of the Board, the acting chief executive officer, the chief technology officer and the chief operating officer of the Company, effective June 30, 2026. Mr. Liu’s resignation is due to personal reasons and does not result from any dispute or disagreement with the Company regarding its business, finance, accounting and/or any other matters.

The Company sincerely appreciates Mr. Liu’s dedicated service and contributions during his tenure and wishes him continued success in his future endeavors.

The Board has appointed Mr. Yisheng Gong as the chief executive officer of the Company, effective July 1, 2026.

Mr. Yisheng Gong has been serving as the chief executive officer of RONG360 Inc. since November 2025, overseeing its day-to-day operations and strategic planning. Previously, Mr. Gong served as the chief risk officer at VCredit from 2019 to 2025. From 2014 to 2019, he held various senior management roles focusing on risk management and operations at multiple fintech companies. Before Mr. Gong returned to China in 2014, he worked at Capital One in the United States for ten years. Mr. Gong received his master’s degree in economics from Temple University in 2003 and his bachelor’s degree in business administration from Peking University in 1997.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jianpu Technology Inc.

By	:	/s/ Xun (Amy) Zhang
Name	:	Xun (Amy) Zhang
Title	:	Chief Financial Officer

Date: June 24, 2026

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